THE

HERITAGE

20 | CLUB | 19

Investor Deck:
Charlestown Recreational Dispensary



October
2021

Our Mission & Core Values

THE HERITAGE CLUB EST 2019

Where are are from, is where we give back.

Our mission is to create a recognizable and trusted brand, built by providing a diverse and quality product offering.

The Heritage Club aims to create a streamlined retail experience in-person and online. Ultimately, we hope to leverage the work we do and use it to enhance the surrounding community.

About the Founder

Nike John

CEO & Founder



Background

Nike was born & raised in Boston. She currently lives in Dorchester. She is the daughter of a first-generation immigrant.

In 2015, Nike graduated from Northeastern University's D'Amore McKim School of Business with a degree in *Finance and a minor in Psychology*

She is the Broker and owner of Vibe Residential, a Boston based real estate firm.

Experience

- 9 + years of Business experience
- 8+ years Customer Service experience
- 5+ years Management experience
- 2+ years Retail Sales experience

- BNI Legacy Charlestown- *Founding President*
- Apple Specialist
- Social Equity Applicant
- CCC's Social Equity Program '20 -1st Cohort
- Lantern's Delivery Accelerator 20
- Massachusetts Cannabis Association for Delivery (MCAD)- Founding Member & former Events Coordinator

Advisors & Consultants



Robin Reed, MD, MBA

Co Founder of The Wellness Collaborative, Inc.

- **Boston Resident**
- **30+ years of medical experience**
  Chief of Medicine at Shattuck Public Health Hospital
  Medical Director at Old Colony and Boston Prerelease
- **30+ years of Teaching experience**
- Northeastern & Tufts Universities, 2006 – 2019.
- **Education:**

  Stanford University – *B.A., Psychology*

  New York University – *Doctor of Medicine*

  Northeastern University – *Masters in Business Administration*

  Harvard School of Public Health – *MPH candidate*



Laury C. Lucien, Esq.

Managing Member- Major Bloom

- **Partner in, and advisor to, a marijuana-infused products manufacturing company in California**
- **Adjunct Cannabis Law professor**
  Suffolk University Law School
- Areas of expertise: business licensing, corporate services, health care regulations
- **Education:**

  Suffolk University Law School – *Juris Doctor*

  Umass Amherst – *B.A. Biology*

**Advisors do not have any financial or voting interest in the business*

Strategic Partners & Consultants*



Nial McManus
President/CoOwner

<u>Valiant America</u>
10+ year Specialization in Design & Ops
for cannabis dispensaries in the U.S.



MacCalvin Romain, MBA
Head of Product Team

<u>Lantern</u>
Specialization in Delivery Services
for Cannabis businesses and consumers



Scott Newman
Business Development Manager

<u>Adaptive HR</u>
Specialization in HRM
exclusively for cannabis industry companies

- Banking — Northern Bank
- Insurance — Gilbert Insurance Agency, Inc.
- Legal Counsel — Vicente Sederberg (CO & MA)
- Security — Setronics

*Consultants & Partners do not have any financial or voting interest in the business

Industry Statistics



- **National**:
  - **$60B+ Industry-** estimated to be worth $100B by 2030 (Flow Hub)
  - **36 states** have legalized use & sale of medical marijuana
  - **18 states** with legalized use & sale of recreational marijuana
  - **12% of Americans** are active marijuana users

- **Massachusetts**:
  - **$1.26B in Adult Use Retail Sales** since operations began in 2018 (CCC)
  - **$2.8 million average** daily sales in January 2021

- **Boston**:
  - **Cap of 52 retail licenses** to be placed throughout the city
  - **6 operating** retail businesses to date

MA Industry Statistics

- **Pending & Approved Applicants:**
  - **373** Retail Licensees Awarded Statewide
    - **62** additional under review by CCC
    - **52 Max will be allowed in Boston**
- **269** Unique Retail Businesses
- **19** Unique Both Minority & Women-Owned Business across all license types (11 Retail)
- **28** Unique Women-Owned Retail Businesses
- **36** Unique Minority-Owned Retail Businesses


3%
Minority & Women Owned
12%
Minority Owned
10%
Women Owned
3%
Minority & Women Owned All license types

MA Industry Outlook


Recreational marijuana sales in the state this year already have exceeded last year's total and are projected to double between 2021-25.
Licenses issued
As of Aug. 9, 2021
Retail: 168
Cultivation: 83
Processing: 64
Testing: 6
Microbusiness: 4
Transport: 3
ME
VT
NH
PA
CT
RI
VA
NJ
MD
DE
Massachusetts
Population: 7.1 million
Square miles: 7,801
People per sq. mile: 883.5
Adult-use sales and projections
Sales as of Aug. 12, 2021. Projections are high end of range.
Actual sales
Sales projections
$445M
$696M
$755M
$1.4B
$1.7B
$1.9B
$2.2B
$2.6B
2019
2020
2021
2022
2023
2024
2025
Sources: Massachusetts Cannabis Control Commission, MJBizFactbook
© 2021 MJBizDaily, a division of Anne Holland Ventures Inc.

Market Outlook via MJ Biz Daily here.

Branding


THE HERITAGE CLUB
EST 2019


PREMIUM CANNABIS
HERITAGE
CLUB
20
19
BOSTON MASSACHUSETTS

Logo Marks

THE HERITAGE CLUB BOSTON MA
PREMIUM CANNABIS EST 2019

The Heritage Club
BOSTON MA

HERITAGE
The Club
20 19
BOSTON

THE
HERITAGE
CLUB
20 19
H
BOSTON, MA

The
HERITAGE
CLUB
20 19
Cannabis

PREMIUM CANNABIS
HERITAGE
CLUB
20 19
BOSTON MASSACHUSETTS

THE
Heritage
CLUB

THE HERITAGE CLUB - PREMIUM CANNABIS
T
H
C
BOSTON
2019

HERITAGE
CLUB

Color Palette


1
THE HERITAGE CLUB
2
THE HERITAGE CLUB
3
THE HERITAGE CLUB
THE HERITAGE CLUB
4
THE HERITAGE CLUB
5
THE HERITAGE CLUB
6

Typography

Comorant Regular	HERITAGE	Uppercase
Montserrat Medium	THE CLUB	Capitalize
Montserrat Regular	THE CLUB	Uppercase
Montserrat Light	THE CLUB	Uppercase
White Angelica	Cannabis	Normal

Timeline



Social Equity Program
Fall/Winter 2019-2020
Apply with Boston
August 2020
Submit Plans to ISD
September 2020
Community Outreach
August- October 2020
Community Outreach Meeting
October 29, 2020
Boston Cannabis Board
November 2020 & May 2021
ZBA Hearing
June 2021
CCC Application
June 2021
Provisional License
September 2021
Build Out
November- December'21
Final License
January 2022
Open Doors
February 2022

Promotion Outlets



Paid Ads
& Billboards
Social Media
Brand Partnerships
& Special Offers
Video Content
21+ Event
Sponsorship

Investment

$ 1,200,000- 1,500,000

Necessary funds

$ 200,000

Family & Friends

$ 600,000+

Loans with potential Convertible Notes for larger investors

$600,000+

Additional Loans

Source and Use of Funds

Source

Sources of Funds	
Owners' and other investments	$200,000
Loans High Interest	$600,000
Loans	$600,000
Total Source of Funds	$1,400,000

Use of Funds

Building Rent	$190,000
Leasehold improvements	$400,000
Capital equipment	$175,000
Location/administration expenses	$180,000
Working Capital	$125,000
Advertising/promotional expenses	$125,000
Total	$1,195,000

Total Use of Funds $ 1,195,000

Projections

Retail Projections are based on the following:

- 5% annual increase in Revenue for years 3-4
- 5% increase in expenses year over year
- Decreases in COGS in year 3-5
- Open 7 days/week except holidays
- 675 customers/day as per Boston commissioned traffic study
- Average customer spend per visit at $70

Pro forma Operations	2022	2023	2024	2025	2026
Income Statement					
Revenue Total	15,113,790	22,693,654	23,828,337	25,019,754	25,019,754
Total COGS	7,529,420	11,305,573	9,044,458	7,235,566	5,788,453
Gross Profit	7,584,370	11,388,082	14,783,879	17,784,187	19,231,301
Gross Profit Margin	50.2%	50.2%	62.0%	71.1%	76.9%
SG&A Total	346,284	310,277	325,791	342,080	342,080
Operating Income	7,238,086	11,077,805	14,458,088	17,442,107	18,889,220
Other Expenses	1,196,411	1,588,605	1,668,035	1,751,437	1,751,437
Closing Cost Program	150,000	150,000	150,000	150,000	150,000
Rent	792,929	747,341	784,708	823,944	823,944
Total Other Expenses	2,139,339	2,485,946	2,602,743	2,725,380	2,725,380
Earnings Before Taxes	5,098,746	8,591,859	11,855,345	14,716,727	16,163,840
Taxes Total	1,896,093	2,847,020	2,989,371	3,138,840	3,138,840
Net Income (loss)	3,202,654	5,744,838	8,865,973	11,577,887	13,025,000


Roland St
Tavern at the
End of the World
Takeout
Carter St
Stark St
2-98

Proposed Site:
116 Cambridge Street

Heritage Club's proposed site was chosen since it meets the requirements in terms of Zoning, Security, Parking. The building is located towards the back of the lot and is in a convenient and easily accessible location. The building's footprint is currently 3,000 sq ft. This simple square frame has been redesigned for an open retail layout that allows ample space for social-distancing, crowd control, and efficient flow of customers.

Key Features:

Zoned: Commercial

Walkability; Very Close to Transit

Dedicated Customer Parking

Standalone Building for Increased Security

59 Abutters (within 300 ft. radius)

Ample waiting room to minimize queue

Spacious back of house space



Existing Condition

Retail store to be located behind this building




SINCE 2019
THE
HERITAGE
CLUB
BOSTON, MA

Hours of Operation

MONDAY TO FRIDAY
10:30AM to 9:00PM
SATURDAY
9:00AM to 8:00PM
SUNDAY
9:00AM to 6:00PM

Local Transit & Parking Map


Broadway
Mt Vernon St
Lincoln Ave
George St
Mt Pleasant St
Caldwell St
Brighton St
Mystic Ave
Dorrance St
Main St
Maffa Way
Patriot Parking - Sull...
Sullivan Square
Sullivan Square Parkin...
Perkins St
Pinckney St
Wheeler St
Pearl St
Parker St
Clinton Pl
Cambridge St
Spice St
Stanhope Garage Inc.
Hood Park Dr
Crescent St
125 Cambridge St Parking
Stark St
Carter St
Beacham St
West St

Proposed Location MBTA T & Bus Stops

Public Parking Blue Bike Station

Public Transportation

Very Accessible by Public Transportation

- **MBTA Orange Line** - Sullivan Square: **0.2 miles, 5-minute walk**
- **MBTA Bus** (Over 10+ Lines nearby)
  - Closest bus stop #86/91: **500 feet, 2-minute walk**

Other Affordable Transportation Options

- **Ride-share** Drop-off Point – to be located on Roland
- BC/BS **Blue Bike** stations – nearby at Broadway, Sullivan Station, and corner of Washington & New Washington in Somerville
- **Employee Transportation Program** – subsidized T-pass /Bike Share Membership

Why Heritage?


A
B
C
D
E

A. Diversity & Inclusion

The Heritage Club is Social Equity and Boston Equity Certified. We are committed to furthering the opportunity by continuing to prioritize diversity & inclusion in our company credo and specific initiatives highlighted in this presentation.

B. Boston Owned & Operated

The Heritage Club is for the 617 and by the 617. Most importantly, we are local residents who will be onsite running the day to day operations ourselves.

C. Community Focused

First and foremost, the Heritage Club wants to give back and honor our roots. We take pride in where we are from and show this by including our Boston family in our plans. We are focused on creating a measurable impact and leaving a legacy we are proud of.

D. People Driven Mission

In an industry where the focus tends to be anything green, Heritage sees the people as the most important thing. The people are our Heritage team, the local community we are a part of, and the people who have come before and after us.

E. Educational Offerings

The Heritage Club will provide educational opportunities at every level of the client experience. Our staff will be prepared with pertinent product information for customers. The Heritage website and store will also feature informational guides and compliant videos. An introductory info sheet included in every client's first purchase.

Positive Impact Plan

We will be giving back via our hiring, mentorship, and community investments

- **Lost Village Community Trust - We pledge to donate 3% of our annual net profits to the Lost Village**. A board made up of Lost Village residents and Heritage leaders will be created to determine the allocation of annual funds.
  - We will establish a resident advisory council that will meet quarterly. The group will share community feedback and ensure that the funds are used to best serve the community. The group will be made up of 4 to 7 members, including 1 seat for a Heritage executive. The goal is that at least half of the committee be made up of Lost Village residents.

- **The Boston Heritage Fund -** We will launch a home buying assistance program.The focus of the fund is to help affected communities begin to build wealth. By leveraging our previous real estate experience, we will host financial planning and home buying seminars. **The Heritage Club pledges to cover the closing costs for 10 qualifying residents per year, up to a total of $150,000/year.**

Community Support

Letters of Support

A. Elected Officials

- **Mayor Kim Janey** – via Pat Fandel, ONS Liaison
- **Former Mayor Marty Walsh** – via Quinlan Locke, Former ONS Liaison

B. Community Residents

Over 200 Letters of Support

105 Letters from Charlestown Residents
72 Letters from other Boston Residents
26 Letters from other Massachusetts Residents

C. Community Organizations and Others

Organization Letters of Support from: BECMA and UFCW

Additional Support at hearings or calls to Councilor:

Community & Industry Leaders including MCAD, Tito Jackson/Verdant (former city councilor)
First Applicant to sign a labor peace agreement before appearing before the BCB.

ıployment

Adaptive offers an entire spectrum of HR services, freeing us to focus on our core business activities.
Certified HR Experts to guide and support us & keep our business compliant

DI & Local Hire Goals

<u>Total hire – 20-30 people</u>

51% Charlestown Residents

20% other Boston Residents

20% from ADIs

51% Women

51% People of Color

20% with a CORI (or have parents or spouses with past drug convictions)

See previous slide for hiring & accountability plans

Wage & Benefits

- Living Wage – Currently $16.70/hr
- First to sign a UFCW union agreement
- CCC, OSHA, Safety, other Trainings
- Benefit package for FT
  Paid Time Off, other
  Health Insurance
- Blue Bike Membership ($100/yr) or MBTA Pass subsidy
- Parking subsidy for existing lots and Stanhope garage, if they live more than 2 miles from public transit stop. (receipts and proof of residence required quarterly)

Special Programs

- Onsite covered bike rack
- FinFit Budget Planning support
- Zay Zoom offers early wage access
- Telehealth options
- Dental and Vision insurance options
- Trainings
  Management Courses
  Leadership Development
  Skills Development
  Pandemic Awareness
  Difficult Customer
  Customer Service Training

Contact Us

Nike John

617heritage@gmail.com

www.617Heritage@gmail.com

THE HERITAGE CLUB BOSTON MA
PREMIUM CANNABIS EST 2019